*Filed pursuant to Rule 497(a)*
*File No. 333-231940*
*Rule 482ad*

@codiesanchez
LinkedIN

3 things you can invest in as a high-earning employee (that AREN'T stocks):

The number of Americans who own stocks is roughly the same as it was 26 years ago, having finally recovered from a decade(ish)-long slump after the '08 financial crisis.

You likely contribute to your work's 401k.

Maybe you have a Roth IRA.

And maybe even another brokerage account on top of that.

In fact to many Americans today, "investing" can be nearly synonymous with "stock market."

But as a high earner, you may be limiting yourself if your only investments are in public companies...

Before we dive in, I want to remind you as always that *all* investments come with risks, including the potential loss of your money. Always do your due diligence and consider consulting an advisor before making investment decisions.

Here are 3 investments that can expand your money world:

1. Buying an online business

Imagine if you could buy someone's profitable, remotely-run business off the internet like you'd buy a pair of sneakers AirJordans off eBay.

Well, you CAN.

 You have two options:

- Use the unique skills you've honed over your career to increase the revenue and value of the business. Flip it for more than you paid for.
- Use cashflow from the business to hire someone else to run it for you. You hold the business for the long-term, pocketing the leftover profit.


2. Investing in a local small business

 You don't have to BUY a whole business in order to get ownership in it.

If you've got a nest egg set aside, where could you put it to help grow a business you love in your community? (And get those dollars working a little harder than they would in your stock portfolio?)

Most of the S&P 500 probably don't really need your investment dollars…

But your favorite longstanding small business? An investment might be just what they need to scale to the next level.

3. The Fundrise Flagship Fund

This is a $1B+ portfolio of real estate assets.

One that YOU can invest in.

It's like owning a portfolio of 1000s of well-managed single-family rentals or cutting-edge industrial warehouses... Minus all the un-fun parts of actually managing property.

You can start investing in minutes and with as little as $10. Take a look at the Flagship Fund here: https://fundrise.com/ct

Disclaimer: This content is for informational purposes and does not constitute investment advice. Always consult with a financial advisor to ensure investments align with your individual financial goals and risk tolerance.

(Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing)

## U.S. Stock Ownership

Do you, personally, or jointly with a spouse, have any money invested in the stock market right now -- either in an individual stock, a stock mutual fund, or in a self-directed 401(k) or IRA?



— % Own stock

2012-2024 results are based on April survey. 1998-2011 results are based on annual averages from Gallup polls.